

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Derek J. Leathers
Chairman, President and Chief Executive Officer
Werner Enterprises, Inc.
14507 Frontier Road
Omaha NE 68138

> **Re: Werner Enterprises, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 000-14690**

Dear Mr. Leathers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation